VIA EDGAR

April 25, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Esperion Therapeutics, Inc. Acceleration Request for Registration Statement on Form S-3 Filed April 18, 2025 File No. 333-286631

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Esperion Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to April 29, 2025, at 4:01 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our outside counsel, Goodwin Procter LLP, by calling Adam V. Johnson at (212) 459-7072. If you have any questions regarding this request, please contact Adam V. Johnson of Goodwin Procter LLP at (212) 459-7072.

Sincerely,
Esperion Therapeutics, Inc.

/s/ Sheldon L. Koenig
Sheldon L. Koenig
President and Chief Executive Officer

cc:	Benjamin Looker, Esperion Therapeutics, Inc.
Mitchell S. Bloom, Esq., Goodwin Procter LLP
Adam V. Johnson, Esq., Goodwin Procter LLP